July 17, 2010
VIA EDGAR
Mr. Ryan Rohn, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N. E.
Mail Stop 4561
Washington, D. C. 20549-4561

Re:	Smart Online, Inc.
Item 4.02 Form 8-K
Filed April 15, 2010
File No. 001-32634

Dear Mr. Rohn:

This letter responds to your comment letter of July 9, 2010 regarding the above referenced filing made by Smart Online, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”). This letter includes each comment from your letter in bold with the Company’s responses set forth immediately below.

1.   We are continuing to consider your response to our prior comment 2.  Please clarify to us if the services purchased from you by the IBOs under the contract with the membership organization were required to be purchased from you or did the IBOs have the ability to purchase similar services from another provider.

RESPONSE

The services purchased by the IBOs from our company were not a requirement of the membership organization.  The IBOs were free to choose other providers of the services and the use of our services was not necessary for the IBOs to perform their tasks for continued membership in the organization.  The individual IBOs were independent customers of our Company, under no obligation or requirement to purchase our services.  The membership organization provided information and recommendations about our services to the IBOs.  Our Company paid the membership organization based upon the revenue generated through the organization’s IBO usage.  Since a clear sales representation role is present in the fact pattern, our Company has treated the payment as part of the sales and marketing costs in the income statement.  The treatment is consistent with the traditional “matching” accounting concept.

2.  We have reviewed your responses to our prior comments 3 and 4.  We note that you have provided restated amounts for your quarterly periods ended for 2009 and 2008 within your Form 10-K in lieu of amending the respective Form 10-Q’s.  However, this Form 10-K did not include disclosures that would have been provided had those Form 10-Q’s been amended (e.g., such as MD&A). As such, please amend your Form 10-Q’s for the quarterly periods ended March 31, 2009, June 30, 2009, and September 30, 2009 to restate your financial statements and the related disclosures.  Include an explanatory paragraph in the beginning of the filing that explains the nature of the restatement, as well as each financial statement column affected should be labeled “as restated.”  Ensure that your disclosures fully comply with ASC 250-10-45-23 and ASC 250-10-50-7.  Also describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the Company’s disclosure controls and procedures.  See Item 307 of Regulation S-K.  If the officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.  In this regard, we note in your responses that you believe that you did not have any material weakness because your net losses did not change as a result of the restatements.  Provide your analysis in consideration of the significant changes in your revenue and gross profit amounts.

Alternatively, please amend your 2009 Form 10-K to include disclosures as noted above.  That is, amend you 10-K to include updated MD &A disclosures for each quarterly period that has been restated.  Your amended 10-K should also include an explanatory paragraph in the beginning of your  filing that explains the nature of the restatement, as well as each financial statement column affected should be labeled “as restated.”  Ensure that your disclosures fully comply with ASC 250-10-45-23 and ASC 250-10-50-7.   Expand your disclosure controls and procedures disclosures to discuss the impact of the restatement on your prior conclusion of effectiveness.   Consider the same factors as noted above.

RESPONSE

We will comply with your request to restate the information provided for the three quarters specified above and include the disclosures as required.  In an effort to provide for the efficient use of resources, we request that you provide us with your considered opinion on item 1 in this letter, as it would be appropriate to include all information in one set of filings with the SEC.  We will begin the process of preparing the restated information and complete the filings promptly after our receipt of your response.  We will address the issues of disclosure controls and procedures in the restated documents.

The Company acknowledges that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.
-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing
-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have further questions or comments.

Respectfully submitted,

/s/Thaddeus J. Shalek
Thaddeus J. Shalek
Interim Chief Financial Officer
Smart Online, Inc.

cc:	Mr. Dror Zoreff
Mr. Amir Elbaz
Ms. Michelle Thompson
Adam Stein, Esq.